Monthly Report - October, 2015

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (5,291,916)        9,369,983
Change in unrealized gain (loss) on open              115,848          225,385
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0           11,004
      obligations
   Change in unrealized gain (loss) from U.S.       (104,594)         (11,112)
      Treasury obligations
Interest Income 			               54,919          367,969
Foreign exchange gain (loss) on margin deposits        22,015        (359,124)
                                                 ____________     ____________
  Total: Income					  (5,203,728)        9,604,105

Expenses:
   Brokerage commissions 		              982,289       10,751,262
   Management fee 			               30,778          320,754
   20.0% New Trading Profit Share 	            (100,245)           59,399
   Custody fees 		       	                  470           39,636
   Administrative expense 	       	               98,566        1,004,945
					         ------------    -------------
Total: Expenses 		                    1,011,858       12,175,996
Net Income(Loss)			   $      (6,215,586)      (2,571,891)
for October, 2015

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (195,185.257    $     5,831,746    210,564,211    216,395,957
units) at September 30, 2015
Addition of 		 	          3,698        389,000        392,698
362.589 units on October 1, 2015
Redemption of 		 	              0    (3,357,588)    (3,357,588)
(3,152.929) units on  October 31, 2015*
Net Income (Loss)               $     (143,522)    (6,072,064)    (6,215,586)
for October, 2015
         			   -------------   -------------   -----------


Net Asset Value at October 31, 2015
(192,451.816 units inclusive
of 56.899 additional units) 	      5,691,922    201,523,559    207,215,481
				  =============  ============= ==============


		GLOBAL MACRO TRUST October 2015 UPDATE
                      Year to Date     Net Asset
Series	  October ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (2.98)% 	 (1.97)%  $    1,050.77	  176,280.697 $   185,230,468
Series 2     (2.13)% 	   1.20%  $    1,315.92	       39.121 $        51,480
Series 3     (2.11)% 	   1.38%  $    1,333.57	   13,596.048 $    18,131,282
Series 4     (2.46)% 	   3.39%  $    1,499.34	    2,535.950 $     3,802,251

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			November 18, 2015
Dear Investor:


After another month of widespread market volatility, the Trust posted a loss in October, with much of the decline occurring late in the month after the Fed Meeting statement came out more "hawkish" than expected. Losses from trading financial markets--interest rates, currencies, and equities--accounted for the bulk of the decline, while commodity trading was only marginally unprofitable.


Long positions in U.S., Canadian and British interest rate futures were unprofitable. On the other hand, with the ECB and Bank of Japan leaning toward a more relaxed policy stance, long positions in German, French, Italian and Japanese note and bond futures provided largely offsetting gains.

Uncertainties about the outlooks for growth, inflation and monetary policy unsettled equity markets during October, resulting in a loss. Short positions in Asian equity futures--China, Hong Kong, Taiwan, Singapore, Korea and Japan--were unprofitable and were reduced or reversed.
Easing policy moves by the PBOC, the Monetary Authority of Singapore (MAS) and the Reserve Bank of India combined with the belief that the Fed was not going to raise rates boosted Asian equity futures. Short trades in the German Dax and Euro Stoxx 50 were also unprofitable, especially given the ECB's proclivity toward ease. Short trades in Canadian and South African equity futures were unprofitable too. On the other hand long positions in Dutch, French and British stock futures were slightly profitable, as was trading of U.S. equity futures.

Currency trading was unprofitable in October largely due to changing perceptions about the future of U.S interest rates. Numerous election and geopolitical uncertainties worldwide added to currency volatility. Long U.S. dollar trades against the currencies of Brazil, Chile, Columbia, Mexico, Canada, New Zealand, the U.K., India, Israel, Korea, Singapore and Turkey produced losses. Trading the dollar versus the Czech koruna, Norwegian kroner, Swedish krona and South African rand was also unprofitable. Meanwhile, long dollar positions against the euro and yen did register small gains.

Energy trading was marginally profitable as gains from short natural gas, heating oil and London gas oil positions outdistanced the losses from short crude oil and RBOB gasoline positions.

Metal trading was marginally negative. A short aluminum trade benefitted from a declining price due to excessive supply emanating from China. On the other hand, news of production cuts and mine closures underpinned other industrial metal prices, including copper, zinc, lead, nickel, palladium and platinum and losses were sustained on short positions. A long silver trade was also unprofitable.

Trading of agricultural commodities generated a marginal loss. A short cattle trade was unprofitable, as were short corn, wheat, soybean and soybean oil positions. A long soybean meal trade was also unprofitable. Meanwhile long sugar and cocoa trades provided partially offsetting gains.

As part of the firm's succession plan, Millburn is pleased to announce that we have realigned certain senior positions at the firm. Effective
November 1, Grant Smith and Barry Goodman each assumed the role of Co-Chief Executive Officer, and Gregg Buckbinder the position of President. Gregg will continue as Chief Financial Officer and Chief Operating Officer of Millburn. Harvey Beker and George Crapple will each continue as Co-Chairman of Millburn's Board of Directors and along with Grant and Barry, as members of Millburn's Investment
Committee. Grant, Barry and Gregg have been with Millburn for many years and have a wealth of knowledge and experience in the money management business. We believe this change positions Millburn to successfully meet the evolving needs of its investors for many years to come. We welcome any questions, and as always we appreciate your continued support and trust.



  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman